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                     January 23, 2024

       Bryan Langley
       Executive Vice President and Chief Financial Officer
       Floor & Decor Holdings, Inc.
       2500 Windy Ridge Parkway SE
       Atlanta, GA 30339

                                                        Re: Floor & Decor
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 29, 2022
                                                            File No. 001-38070

       Dear Bryan Langley:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services